Man Investments

09045812

April 3, 2009

SEC Mail
Mail Processing
Section

APR 06 2009

Washington, DC
106

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6593, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keri Kelly

Keri Kelly
Compliance Analyst

cc: Barry Wakefield (w/ Encl.)

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Close period repurchase programme

Man Group plc (the "**Company**") announces that the Company has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in Man Group plc for cancellation during the Company's close period commencing on 1 April 2009 and ending on the day prior to the announcement of the Company's results for the year ended 31 March 2009. This arrangement is in accordance with the Listing Rules and the Company's general authority to repurchase shares.

Enquiries

Man Group plc

Kevin Hayes

Finance Director and Company Secretary

0207 144 1000

Man Group plc – Total Voting Rights

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its total issued listed share capital with voting rights at close of business on 31 March 2009 comprises 1,707,896,491 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,707,896,491 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the Disclosure and Transparency Rules.

Contact name: Rachel Rowson

Contact telephone number: 0207 144 1732

Man Group plc
31 March 2009

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 30 March 2009, the Net Asset Value of Man AHL Diversified Futures Ltd was US$39.67.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	-0.50%
Last 12 months	+3.2%
Annualised return since inception	+13.5%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc
2 April 2009

Athena Guaranteed Futures Ltd Monthly Net Asset Value

As at the close of business on 31 March 2009, the Net Asset Value of Athena Guaranteed Futures Ltd was US$121.15.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-3.46%
Last 12 months	+3.6%
Annualised return since inception	+14.6%

ENQUIRIES

David Browne
Head of External Relations
+44 20 7144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 20 7144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last monthly valuation for each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com